Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-204124

American Express Credit Corporation
$250,000,000

Floating Rate Senior Notes Due October 30, 2019

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series F
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s: Standard & Poor’s: Fitch:	A2 (Stable Outlook) A- (Stable Outlook) A (Negative Outlook)
Trade Date:	October 26, 2016
Settlement Date:	October 31, 2016 (T+3 days)
Maturity Date:	October 30, 2019
Aggregate Principal Amount:	$250,000,000
Day Count:	Actual / 360
Base Rate:	Three-Month LIBOR (Reuters)
Index Maturity:	90 days
Spread:	57 bps
Public Offering Price:	100%
Underwriters’ Commission:	0.25%
Net Proceeds:	$249,375,000 (before expenses)
Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on January 30, April 30, July 30 and October 30 of each year beginning January 30, 2017; subject to adjustment in accordance with the modified following business day convention

Interest Periods:

Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding January 30, 2017, the Initial Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date
Early Redemption:

The notes may be redeemed, in whole or in part, on or after the date that is 31 days prior to maturity date, on at least 30 days’ and no more than 60 days’ prior written notice, at a redemption price equal to 100% of the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption

Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0ED7
ISIN:	US0258M0ED70
Joint Book-Running Managers:	Barclays Capital Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:	Lloyds Securities Inc MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Junior Co-Managers:	The Williams Capital Group, L.P. Drexel Hamilton, LLC

Incorporation of certain documents by reference

This term sheet hereby incorporates by reference the document set forth below:

Filings of American Express Credit Corporation (SEC File 001-06908)	Date
Current Report on Form 8-K	October 25, 2016

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603 5847, RBC Capital Markets, LLC at 1-866-375-6829 or Wells Fargo Securities, LLC at 1-800 645-3751.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Selling Restrictions — Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus used in this offering (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the dealers are not required to comply with the disclosure requirements of NI 33- 105 regarding underwriter conflicts of interest in connection with this offering.